

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 19, 2017

Via E-mail
Ben Stas
Chief Financial Officer
Evoqua Water Technologies Corp.
181 Thorn Hill Road
Warrendale, PA 15086

> **Re: Evoqua Water Technologies Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 18, 2017**
> **File No. 333-220785**

Dear Mr. Stas:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Preliminary Financial Results for the Three Months and Fiscal Year Ended September 30, 2017, page 15

1. We note, as disclosed on page 71, pro forma net income was $16.8 million for the fiscal year ended September 30, 2016; however, disclosures on pages 17 and 18 indicate pro forma net income was $13.1 million for the fiscal year ended September 30, 2016. In addition, we note the amounts of pro forma interest expense and pro forma income tax expense for the fiscal year ended September 30, 2016 presented in note (2) on page 18 do not agree to amounts presented on page 71. Please revise the disclosures on pages 17 and 18 accordingly.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Vincent Grieco, Esq.
        Andrew Barkan, Esq.
        Meredith Mackey, Esq.